SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                17th April 2003


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              71 Lombard Street
                              London EC3P 3BS
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 17 April 2003
              re: Result of AGM.



                                                                17th April, 2003

NEWS RELEASE

                 ANNUAL GENERAL MEETING OF LLOYDS TSB GROUP PLC

At the annual general meeting, held on Wednesday, 16th April, 2003, all the resolutions were passed and the result of the poll is as follows:


Resolution                                   For                                  Against

1. Receiving                       2,232,387,725 shares                   2,667,419 shares
the report and accounts

2.     Approval of the directors'  2,038,674,630 shares                   102,345,060 shares
     remuneration report
3. Election of directors
(a) Mr P R Hampton                 2,266,656,348 shares                   13,018,105 shares
(b) Mr S C Targett                 2,267,972,927 shares                   11,661,358 shares

 4. Re-election of directors

(a) Mr A G Kane                    2,266,003,552 shares                   13,893,533 shares
(b) Mr M D Ross                    2,265,950,778 shares                   13,733,669 shares

5. Re-appointment of the           2,233,870,740 shares                   22,294,656 shares
auditors

6. Directors' authority to set     2,274,561,437 shares                   6,738,743 shares
     the remuneration of the
auditors

7. Directors' authority to         2,264,755,857 shares                   14,777,097 shares
allot shares

8. Directors' power to issue       2,272,211,107 shares                   7,599,060 shares
shares for cash

9. Authority for the company       2,276,601,274 shares                   4,653,922 shares
to purchase its shares

10. Approval of changes to         2,186,275,177 shares                   56,410,248 shares
the executive share      option
schemes



On 16th April, 2003 there were 5,583,115,137 shares in issue.



                                     -ENDS-



agm2003/poll announcement - CAO




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:    17th April 2003